April 21, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Katherine Wray
Juan Migone
Stephen Krikorian

Re:	Apigee Corporation

Registration Statement on Form S-1 (File No. 333-202885)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between April 13, 2015 and the date hereof, approximately 6,034 copies of the Preliminary Prospectus dated April 13, 2015 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, April 23, 2015 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
As representatives of the several underwriters

Morgan Stanley & Co. LLC

By:	/s/ Lauren Cummings
Authorized Signatory

J.P. Morgan Securities LLC

By:	/s/ Cristina Morgan
Authorized Signatory

Credit Suisse Securities (USA) LLC

By:	/s/ Steve West
Authorized Signatory

[Signature Page to Acceleration Request of the Underwriters]